      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 1998
                                                SECURITIES ACT FILE NO. 33-74266
                                         INVESTMENT COMPANY ACT FILE NO. 8118298
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-4
                            ------------------------
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------
                         THE NEW SOUTH AFRICA FUND INC.
                                (Name of Issuer)

                         THE NEW SOUTH AFRICA FUND INC.
                      (Name of Person(s) Filing Statement)

               SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                            ------------------------
                                   64880R101
                     (CUSIP Number of Class of Securities)

                                 ARNOLD WITKIN
                             PRESIDENT AND CHAIRMAN
                         THE NEW SOUTH AFRICA FUND INC.
               C/O FLEMING INTERNATIONAL ASSET MANAGEMENT LIMITED
                               25 COPTHALL AVENUE
                            LONDON EC2R 7DR, ENGLAND
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                            ------------------------
                                With Copies To:

         NICHOLAS J. SERWER                         JOHN F. FITZPATRICK
          BAKER & MCKENZIE                            BAKER & MCKENZIE
          1 TEMASEK AVENUE                      805 THIRD AVENUE, NEW YORK,
       #27-01 MILLENIA TOWER                       NEW YORK 10022, U.S.A.
          SINGAPORE 039192

                            ------------------------
                                  JULY 1, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

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   Transaction Valuation: $6,839,206.92(1)                      Amount of Filing Fee: $1,367.84(2)
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

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:                           Filing party:
                       --------------------------              -----------------
Form or Registration No.:                           Date filed:
                         --------------------------            -----------------

------------
(1) Calculated as the aggregate estimated maximum purchase price to be paid for 449,652 shares in the Offer, based upon the net asset value per share of $15.21 at June 26, 1998.
(2) Calculated at 1/50th of 1% of the Transaction Valuation.

================================================================================

ITEM 1 SECURITY AND ISSUER

(a) The name of the issuer is The New South Africa Fund Inc. (the "Fund"), a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). The principal executive office of the Fund is c/o Custodial Trust Company, 101 Carnegie Center, Princeton, New Jersey 08540.

(b) The Fund is seeking tenders for 449,652 (approximately 10%) of its issued and outstanding shares of common stock, par value $0.001 per share (the "Shares") for cash at a price equal to their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on the closing date of the Offer, which is July 29, 1998, unless the Offer is extended, subject to the terms and conditions set forth in the Offer to Purchase, dated July 1, 1998, and the related Letter of Transmittal (which together constitute the "Offer"). The Offer expires at 12:00 midnight, New York City time, on July 29, 1998, unless extended (the "Expiration Date"). If the Offer is extended beyond July 29, 1998, the purchase price for the Shares will be equal to their NAV determined as of the close of the regular trading session of the NYSE on the Expiration Date, as extended. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(ii) and (a)(2)(i) to this statement, respectively.

         As of the date hereof, there were 4,496,521 Shares issued and outstanding.

         To the Fund's knowledge, no officer, director or affiliate of the Fund intends to tender Shares pursuant to this Offer except that Arthur Levy, a Director of the Fund, has advised that he intends to tender all 5,000 Shares beneficially owned by him. Reference is hereby made to the Cover Page and Section 1--"Price; Number of Shares" and Section 9--"Interest of Certain Related Persons" of the Offer to Purchase, which are incorporated herein by reference.

(c) The principal market in which the Shares are traded is the NYSE. Reference is made to Section 7--"Price Range of Shares; Dividends" of the Offer to Purchase, which is incorporated herein by reference.

(d)      Not applicable.

ITEM 2 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)-(b) Reference is made to Section 12--"Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3 PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

     Reference is hereby made to Section 6--"Purpose of the Offer; Plans or Proposals of the Fund". Section 7--"Price Range of Shares; Dividends", Section 10--"Certain Effects of the Offer" and Section 12--"Source and Amount of Funds" of the Offer to Purchase, which are incorporated herein by reference.

ITEM 4 INTEREST IN SECURITIES OF THE ISSUER

     To the Fund's knowledge, except through the automatic reinvestment of the dividends under the Fund's Dividend Reinvestment Plan, there have not been any transactions in Shares of the Fund that were effected during the past 40 business days by the Fund, any member of the Board or executive officer of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of the foregoing, including any officer or director of any such subsidiary. To the Fund's knowledge, no officer, director or affiliate of the Fund intends to tender Shares pursuant to the Offer except that Arthur Levy, a Director of the Fund, has advised that he intends to tender all 5,000 Shares beneficially owned by him.

ITEM 5 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES

     Reference is hereby made to Section 2--"Procedure for Tendering Shares",
Section 4--"Payment for Shares" and Section 6--"Purpose of the Offer; Plans or Proposals of the Fund" of the Offer to Purchase, which are incorporated herein by reference.

     Except as set forth in these Sections, the Fund does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer between (a) the Fund, any executive officer or director of the Fund, or any person controlling the Fund or any executive officer or director of any corporation ultimately in control of the Fund, and (b) any other person, with respect to any securities of the Fund (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6 PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Fund has entered into a Depositary Agreement, dated as of June 30, 1998, with PNC Bank, N.A. (the "Depositary") to provide certain depositary services in connection with the Offer. For its services, the Depositary will receive a fee of $15,000 and will also be reimbursed for certain out-of-pocket expenses and indemnified against certain liabilities. The Depositary Agreement is filed as Exhibit (c)(1) to this Statement and is incorporated herein by reference.

     The Fund has entered into an agreement, dated as of June 26, 1998, with MacKenzie Partners, Inc. (the "Information Agent") to provide customary services to the Fund in connection with the Offer including distribution of the Offer materials to stockholders and providing information to the stockholders from such materials. For its services, the Information Agent will receive a fee of $4,500 and will also be reimbursed for certain out-of-pocket expenses and indemnified against certain liabilities. The agreement with the Information Agent is filed as Exhibit (c)(2) to this Statement and is incorporated herein by reference.

     No other persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 7 FINANCIAL INFORMATION

(a)(1) The Fund's unaudited financial statements for the three month period ended May 31, 1998 and audited financial statements for the fiscal years ended February 28, 1998 and February 28, 1997 (the "Financial Statements") are included as part of Exhibit (a)(1)(ii) attached hereto, which is incorporated herein by reference in its entirety.

(a)(2) The Fund is not required to file quarterly reports under the Securities Exchange Act of 1934, as amended.

(a)(3) Selected financial information for the Fund for the three month period ended May 31, 1998, for the fiscal years ended February 28, 1998, 1997 and 1996 and for the period March 11, 1994 (commencement of operations) through February 28, 1995 is set forth in Section 8--"Selected Financial Information" of the Offer to Purchase, which is incorporated herein by reference in its entirety.

   Certain ratios applicable to the Fund for the period March 1, 1996 to May 31, 1998 are contained in the Financial Statements.

(a)(4) The Fund's NAV per Share as of February 28, 1998 and as of May 31, 1998 is set forth in Section 7--"Price Range of Shares; Dividends" and Section 8--"Selected Financial Information" of the Offer to Purchase, which are incorporated herein by reference. Such information is also set forth in the Audited Financial Statements and the Unaudited Financial Statements, respectively.

ITEM 8 ADDITIONAL INFORMATION

(a) to (d) Not applicable

(e) The Offer to Purchase, which is filed as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 9 MATERIAL TO BE FILED AS EXHIBITS

(a)(1)(i) Advertisement printed in The New York Times.

(a)(1)(ii) Offer to Purchase.

(a)(2)(i) Form of Letter of Transmittal.

(a)(2)(ii) Form of Notice of Guaranteed Delivery.

(a)(2)(iii) Guidelines for Certification of Taxpayer Identification Number.

(a)(2)(iv) Form W-8

(a)(3)(i) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(3)(ii) Form of Letter to Clients of Brokers, Dealers, Commercial Banks,
           Trust Companies and other Nominees.

(a)(3)(iii) Form of Letter to Stockholders who have requested information.

(a)(4)    Text of Press Release, dated June 30, 1998.

(b)        Not applicable.

(c)(1) Depositary Agreement, dated as of June 30, 1998, between the Fund and PNC Bank, N.A.

(c)(2) Agreement, dated as of June 26, 1998, between the Fund and MacKenzie Partners, Inc., as the Information Agent.

(d)-(f)   Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                The New South Africa Fund Inc.

                                                By:    /s/ ARNOLD WITKIN

                                                  ------------------------------
                                                  Name: Arnold Witkin
                                                  Title: President and Chairman

Date: July 1, 1998

                                 EXHIBIT INDEX

     The following exhibits are filed as part of this Issuer Tender Offer Statement.

(a)(1)(i) Advertisement printed in The New York Times.

(a)(1)(ii) Offer to Purchase.

(a)(2)(i) Form of Letter of Transmittal.

(a)(2)(ii) Form of Notice of Guaranteed Delivery.

(a)(2)(iii) Guidelines for Certification of Taxpayer Identification Number.

(a)(2)(iv) Form W-8.

(a)(3)(i) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(3)(ii) Form of Letter to Clients of Brokers, Dealers, Commercial Banks,
           Trust Companies and other Nominees.

(a)(3)(iii) Form of Letter to Stockholders who have requested information.

(a)(4)    Text of Press Release, dated June 30, 1998.

(b)        Not applicable.

(c)(1) Depositary Agreement, dated as of June 30, between the Fund and PNC Bank, N.A.

(c)(2) Agreement dated as of June 26, 1998, between the Fund and MacKenzie Partners, Inc. as the Information Agent.

(d)-(f)   Not applicable.